Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

April 23, 2008

VIA EDGAR AND FEDEX

Michael McTiernan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Amendment No. 4 to Registration Statement

on Form S-11 Filed April 23, 2008

File No. 333-147414

Dear Mr. McTiernan:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated March 27, 2008. Simultaneously with the submission of this letter, we are filing Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11.

This letter, together with Pre-Effective Amendment No. 4, responds to the comments in your letter dated March 27, 2008. Pre-Effective Amendment No. 4 is marked to show changes from Pre-Effective Amendment No. 3 filed March 11, 2008. A copy of the marked document is included with the copy of this letter being delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 4 marked “Courtesy Copy” included in the package being delivered to you.

This letter repeats the comments from your letter of March 27, 2008, together with responses on behalf of the Company.

April 23, 2008

General

1.	We note your response to comment 1 of our letter dated March 3, 2008. Please revise the “Compensation” section in the summary to clearly describe any compensation you intend to pay directly to your non-employee officers as well as any compensation you intend to pay to Mr. Glade M. Knight and his affiliates indirectly through reimbursement of compensation and overhead of persons providing services to Apple Nine Advisors and Apple Suites Realty in fulfillment of the management agreements. In addition, please describe the services expected to be provided by Apple Fund Management, LLC.

Thank you for the comment. Additional disclosure has been added on pages 3, 13, 14, 42, 43, 45, 47, 72, 79 and 80 of the current filing.

2.	Please tell us whether Table II of the prior performance tables reflects reimbursements made to the advisors or its affiliates for services provided by the advisor or its affiliates.

Table II has been revised to show all fees and reimbursements paid to the prior program sponsor (Mr. Glade M. Knight) and related entities.

As indicated in your letter dated March 27, 2008, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

April 23, 2008

Any questions concerning this letter or the accompanying Pre-Effective Amendment No. 4 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Duc Dang (SEC)

Yolanda Crittendon (SEC)

Jorge Bonilla (SEC)

Glade M. Knight

David S. McKenney

David P. Buckley

Bryan F. Peery